

September 2, 2022

Andrew M. Meslow
Chief Executive Officer
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

      Re: Bath & Body Works, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 31, 2022
          File No. 001-08344

Dear Mr. Meslow:

We have reviewed your most recent definitive proxy statement and have the following comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 31, 2022

General

1. Please expand your discussion to address how the experience of the Interim Lead Independent Director is brought to bear in connection with your board's role in risk oversight.

2. Please expand upon the role that your Interim Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Interim Lead Independent Director may:

    - represent the board in communications with shareholders and other stakeholders;
    - require board consideration of, and/or override your CEO on, any risk matters; or
    - provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
    - why your board elected to retain direct oversight responsibility for certain risks rather than assign oversight to a board committee;

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 if you have questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program